Exhibit 99.70

PRESS RELEASE

For immediate release

NOUVEAU MONDE ADVANCES ITS 2,000-TONNE COATED SPHERICAL GRAPHITE PRODUCTION FACILITY – COMMISSIONING SET FOR Q1 NEXT YEAR

»	Nouveau Monde is advancing with the deployment of its environmentally friendly coated spherical graphite anode material – which is a critical material for lithium-ion batteries

»	The production of coated spherical graphite is part of Nouveau Monde’s broader supply of anode material to especially the electrical vehicle and renewable energy storage industries

»	Nouveau Monde has successfully completed the detailed engineering study and procurement of equipment has commenced for its Phase-1 production line – with first production currently planned for Q1-2022

»	The initial capacity is targeted at 2,000 tonnes per annum with scope for significant expansion in a Phase 2

»	Exclusive collaboration with Professor Philippe Ouzilleau, an expert in materials engineering from McGill University, to optimize performance and sustainability of Nouveau Monde’s anode material for lithium-ion batteries

»	In a show of support for this project, the Québec Government has provided the Company with a grant to partly fund the development of Nouveau Monde’s spherical graphite coating initiative

MONTREAL, QUÉBEC, January 26, 2021 – To meet the demand from battery manufacturers seeking locally sourced and environmentally friendly materials, Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is advancing with the development of its portfolio of coated spherical purified graphite (“CSPG”) by setting up a production line with a planned capacity of up to 2,000 tonnes per year (Phase 1) and continuing its research and development (“R&D”) initiatives.

Jonatan Julien, Québec Minister of Energy and Natural Resources and Minister responsible for the Côte-Nord region, mentioned: “Our government is proud to support the activities of Nouveau Monde Graphite, a company involved in the battery market. The objective of our program is to support companies in carrying out their research and development projects in order to innovate and improve the competitiveness of Québec’s mining industry.”

Eric Desaulniers, President and CEO of Nouveau Monde, explains: “I am excited about our progress in R&D for value-added anode materials. I am sure the coating initiative will prove to be a wise investment, as it further supports our vertically integrated business model. Our ongoing commercial discussions with the end-users have confirmed the importance of coated products that are ready for use in lithium-ion battery anodes as part of our international growth strategy. By covering the entire value chain from the mine to advanced materials, we are proposing to provide our customers with a turnkey solution that combines high quality, a carbon-neutral footprint, low costs, and guaranteed traceability.”

Arne H. Frandsen, Chairman of Nouveau Monde continued: “On behalf of the board, I am grateful for the further show of support from the Québec Government. Its ongoing and tangible support for companies like Nouveau Monde, helps position Québec as the ‘North American Electrification Hub.’ Our research partnership with the distinct Québec-based McGill University is also a show of Nouveau Monde’s commitment to the Québec centre of excellence for battery materials R&D.”

Currently, production of CSPG is located entirely within Asia. With exponential growth expected in battery production to support the electric vehicle and energy storage industry, demand for graphite anode materials is forecasted to reach over 2.8M tonnes in 2025, with CSPG representing a significant proportion of this amount (Benchmark Minerals Intelligence, Lithium-Ion Battery Megafactory Assessment, January 2021). Roskill’s Fall 2020 issue reported 2019 average Chinese sales prices of US$7,157/tonne for CSPG material with specifications similar to the anode material that is expected to be produced by Nouveau Monde.

Through Nouveau Monde’s continuing R&D efforts, the recruitment of specialists in natural graphite, carbon and industrial chemistry — including talent from Asia — as well as research partnerships, Nouveau Monde believes it is on track to become a strategic supplier for Western World manufacturers. The high-grade graphite concentrate from Nouveau Monde’s Matawinie deposit, combined with the availability of sustainable and abundant hydroelectricity from Hydro Québec are expected to advantageously position the Company in this market.

Commencement of CSPG Anode Material Production

The first phase of CSPG production involves installing a coating line with a planned capacity of up to 2,000 tonnes per year at the Company’s plant. This coating line is intended to transform the spherical and flake graphite purified at Nouveau Monde’s purification facilities using the established coating process for which laboratory testing has shown superior performance over the anode material from Asian commercial producers.

Detailed engineering on long-lead equipment is complete and procurement has now commenced. Nouveau Monde plans to launch the production and sales of CSPG in Q1-2022.

In order to manage the risk profile, the Company is applying its proven phased development strategy. By implementing a modular approach, Nouveau Monde seeks to reduce the risks associated with new operations, including the optimisation of its coating process, and support the design developments as it grows its commercial anode material facilities.

The capacity of the main equipment selected for this production line could potentially be tripled through an upgrade in the medium term, which is expected to significantly reduce the future investments required once full-scale commercial operations commence at the Phase-2 facilities in Bécancour, Québec.

Concurrent with its efforts to develop a comprehensive industrial batteries ecosystem on its territory, the Québec government’s Programme d’appui à la recherche et à l’innovation du domaine minier (PARIDM) has awarded Nouveau Monde with a grant of $600,000 to support the development of its coating operations.

Advanced and Proprietary Research Initiatives

In addition, Nouveau Monde is continuing to develop advanced materials to remain at the forefront of industry trends and strives to offer the highest performing and most environmentally friendly lithium-ion battery anode material portfolio on the market.

To this end, coating enables each small sphere of purified graphite to be covered with an amorphous carbon coating that reduces the graphite’s porosity, decreases exfoliation, and therefore increases the performance and life span of batteries.

The Company is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies (e.g., from biomass) to reduce the environmental footprint of these products, optimize production costs, and improve the properties for existing performance.

Nouveau Monde is also collaborating with Forge Nano to conduct laboratory testing to evaluate its Atomic Laser Deposition coating technology on the Company’s CSPG. These tests are expected to confirm the superior performance of the “double coating” and therefore enhance Nouveau Monde’s advanced product portfolio.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the commencement of the production and sales of the CSPG, (iii) the capacity of the future production line, (iv) the results of the ongoing R&D initiatives and (v) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group